Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 13 DATED JULY 9, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 8 dated April 27, 2012, Supplement No. 9 dated May 2, 2012, Supplement No. 10 dated May 14, 2012, Supplement No. 11 dated June 6, 2012, and Supplement No. 12 dated June 21, 2012. Unless otherwise defined in this Supplement No. 13, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the acquisition of Brentwood Commons; and

•	information regarding our current leverage ratio.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of July 5, 2012, we had raised aggregate gross offering proceeds of approximately $55.3 million from the sale of approximately 5.7 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisition

On July 5, 2012, we, through a joint venture formed between a group of institutional international investors advised by CBRE Investors Global Multi Manager (the “CBRE Global Investors”) and our wholly-owned subsidiary (the “Joint Venture”), purchased a shopping center containing 125,550 rentable square feet located on approximately 10.1 acres of land in Bensenville, Illinois (“Brentwood Commons”) for approximately $14.9 million, exclusive of closing costs. We hold an approximate 54% interest in the Joint Venture and the CBRE Global Investors hold the remaining approximate 46% interest. The Joint Venture funded the purchase price with proceeds of approximately $9.0 million from a term loan agreement with Bank of America N.A., proceeds of approximately $3.2 million from this offering and approximately $2.7 million provided by the CBRE Global Investors. Brentwood Commons was originally constructed in 1980. Brentwood Commons was purchased from FW-IL Brentwood Commons, LLC, a Delaware limited liability company that is not affiliated with us, our advisor or our sub-advisor.

Brentwood Commons is approximately 99.1% leased to 17 tenants. The largest tenant at Brentwood Commons is a Dominick’s grocery store, which occupies approximately 52% of the rentable square feet at Brentwood Commons. The current aggregate annual effective rent for the tenants of Brentwood Commons is approximately $1.4 million and the current weighted-average remaining lease term for the tenants is approximately 6.7 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is approximately $10.85 per square foot.

The table below sets forth a schedule of expiring leases for Brentwood Commons by square footage and by annualized contractual base rent as of July 5, 2012.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2012	4	$122,608	9.1%	6,100	4.9%
2013	2	$67,392	5.0%	2,310	1.9%
2014	3	$189,858	14.0%	17,281	13.9%
2015	2	$74,862	5.5%	3,864	3.1%
2016	2	$38,263	2.8%	6,480	5.2%
2017	2	$77,632	5.8%	15,716	12.6%
2018	–	–	–	–	–
2019	–	–	–	–	–
2020	1	$67,193	5.0%	7,905	6.4%
2021	–	–	–	–	–
Thereafter	1	$712,382	52.8%	64,762	52.1%

Based on the current condition of Brentwood Commons, we do not believe that it will be necessary to make significant renovations to Brentwood Commons. Our management believes that Brentwood Commons is adequately insured.

The weighted-average year-one yield of real estate properties we have acquired during the 12 months ending July 5, 2012, including Brentwood Commons, is approximately 8.1%. The year-one yield is equal to the estimated first-year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first-year net operating income on our real estate investments is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time we acquire the property on a straight-line basis, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property. Estimated first-year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Use of Leverage

As of June 30, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total purchase price of real estate assets, was approximately 41.7%.

2